Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: March 1, 2023

Bannon’s War Room – Interview with Jack Posobiec, Tanya Posobiec and Michael Seifert

Bannon’s War Room

February 28, 2023

Jack Posobiec: Tell us what’s going on at PublicSq.

Michael Seifert: Well, it’s a big day, Jack. I appreciate you asking. It’s been an amazing road for us. We launched nationwide eight months ago, and since then we’ve become the largest directory ever to exist. A network of patriotic consumers and businesses alike that are driven to change the country with the power of commerce. Ultimately, the only way we win in the long run is if we use commerce, people’s money, and we use it to shift the power structures in society back toward we the people. So, the big news today is that we’re taking that to a whole another scale. We are going public with an incredible partner in a SPAC deal. The company that’s currently public on the New York Stock Exchange is called Colombier, CLBR is their ticker. And it’s a great team, we’re honored to partner with them. The real inspiration for going public here, Jack, we are a company by the people for the people and now we get to be owned by we the people. We actually want to democratize the capital market. We want to push back against the woke corporations, we want to bring the values of America first enterprise back to Wall St representing Main St in the process. And I’m really grateful. The highway’s wide open for us, the doors continue to open, the type of people that have come around this mission to support it and bring it to fruition is something that I never could’ve dreamed of, and we are just getting started.

Jack Posobiec: Look, this is what people need to understand. And by the way, if you are a business out there, you need to go to PublicSq. right now. List your business within the sound of my voice because look, you know I’ve got sponsors on human events daily. War Room’s got sponsors. We’ve got so many sponsors out there. But it’s confusing to go to want, to be able to say “Ok, which one was I supposed to get? What was the thing?” This sponsor, that sponsor.” Look, PublicSq. creates the one stop shop where it’s like the conservative craigslist but actually more than that where you can just go and find exactly what you need, and you don’t have to be remembering hundreds and hundreds of websites. Because like, like sweetheart, for example, wouldn’t it be easier for you if you just had one place where you can go because you know what we need as a family. But wouldn’t you also like to be supporting the movement and supporting things that are helping make America, uh, go back to what it needs to be?

Tanya Posobiec: For all the mom’s out there who always juggle so many things on a daily business, starting from husband to kids and all the responsibilities around the house, this one stop shopping would definitely make life easier and if you say the word “easier, more efficient, faster,” I’m all for it.

Jack Posobiec: So, Mike, how can PublicSq. help a mom like Tanya, who’s got a husband like me who’s, you know, obviously perfect, but also, you know, a couple of kids that, I’m telling you, I don’t know what power these kids – but – they are up from like morning to night literally running laps around the house. Uh, how can you help a mom like Tanya?

Michael Seifert: Well, what’s very cool, Tanya is that the most common consumer in our marketplace is Mom, a young mom. A young mom that is driven by her values that wants to change the country with the power of her wallet, that recognizes the next generation is on the line so unless she stands up and pushes back our country will be lost and thus the next generation will be lost. My wife and I just had our first little girl four months ago and it’s been the journey of a lifetime already. My wife has -

Tanya Posobiec: Congratulations.

Michael Seifert: Thank you, thank you. My wife has this whole new drive because she recognizes the next generations on the line. Young moms make the majority of purchases in the household every day, over 70% of the purchases, and so we provide a solution where if you head to PublicSq.com you can sign up for free, it takes less than two minutes. And you can browse from lots of different categories both online and in your local community. So, whether you’re looking for a new coffee shop, or you’re looking for a new bank, or you’re looking for a new makeup line, or you’re looking for a new gun manufacturer, we have businesses from all different industries that will provide you one thing: the blessed assurance that you’re getting high quality products and services from people that do not hate you. And what’s very neat is that a majority of businesses on the platform will actually give you discounts for going there. So, you can receive an incentive for spending money in alignment with your values. What’s the last thing I’ll mention that’s very cool is that this is so much deeper than just politics. If we want to save the country it takes way more than an election that goes in our favor. It takes the day-to-day actions that create concrete lasting –

Jack Posobiec: Yes.

Michael Seifert: legacy-focused change and the best way we can do that –

Tanya Posobiec: I love it.

Michael Seifert: is by making sure that the power structures of society are in the hands of we the people and the small businesses that empower them.

Jack Posobiec: Look, people need to understand –

Tanya Posobiec: Sold.

Jack Posobiec: that this is a spiritual battle, and we can fight this in spirit, we can fight this with prayer and now we are gonna fight this with action - economic action. It’s actually a form of economic warfare. Michael Seifert, where can people go, to obviously PublicSq.com, PublicSq.com. Where can people go to find more information from you directly?

Michael Seifert: Yeah, PublicSq.com is the best place to go for our company. Uh, for me personally, you can follow me on Twitter @realmichaelseif. On TruthSocial as well, and Instagram. It’s been a blast to talk to you guys. I hope you can join us on the journey, and we’ll look forward to giving you updates soon.

Jack Posobiec: God bless, Michael.

* * * * *

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: ir@colombierspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.'s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.'s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiv) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s initial public offering prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.